UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Lipid Sciences, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

53630P 10 1

(CUSIP Number)

Frank M. Placenti, Esq.
Bryan Cave LLP
Two North Central Avenue, Suite 2200
Phoenix, Arizona 85004
Telephone: (602) 364-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2001

(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 53630P 10 1	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun NZ, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not Applicable (See Item 5 Below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,480,181 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,480,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,480,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.0%

14	TYPE OF REPORTING PERSON	OO

CUSIP No. 53630P 10 1	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun NMA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not Applicable (See Item 5 Below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,480,181 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,480,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,480,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.0%

14	TYPE OF REPORTING PERSON	CO

CUSIP No. 53630P 10 1	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William A. Pope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS	Not Applicable (See Item 5 Below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,480,181 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,480,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,480,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.0%

14	TYPE OF REPORTING PERSON	IN

CUSIP No. 53630P 10 1	13D	Page 5 of 7 Pages

Item 1. Security and Issuer

         This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed on behalf of Sun NZ, L.L.C. (“Sun NZ”), Sun NMA, Inc. (“Sun NMA”), and William A. Pope (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on May 9, 1994 (the “Initial Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of Lipid Sciences, Inc. (the “Issuer”), an Arizona corporation formerly known as NZ Corporation, with principal executive offices located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566. This Amendment No. 3 amends and restates the Initial Schedule 13D as amended by Amendment No. 1 filed November 25, 1994 (“Amendment No. 1”), as further amended by Amendment No. 2 filed July 20, 2001 (“Amendment No. 2”). This filing is for the purpose of reporting a disposition of shares of Common Stock by the Reporting Persons pursuant to the Stock Purchase Agreement described in Amendment No. 2.

         Except as disclosed in this Amendment No. 3, the information contained in the Initial Schedule 13D, as amended by Amendment No. 1, as further amended by Amendment No. 2 has not changed as of the date hereof. Items 5 and 6 are hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

         Based on information known to the Reporting Persons, there were 21,246,123 shares of the Issuer’s Common Stock outstanding as of November 29, 2001.

         (a)         The Reporting Persons each beneficially own 1,480,181 shares or approximately 7.0% of the Issuer’s Common Stock.

         (b)         Sun NZ owns 1,480,181 shares or approximately 7.0% of the Issuer’s Common Stock. Sun NZ, by virtue of its ownership, and Sun NMA and William A. Pope, in their capacities as Managing Member and President of the Managing Member, respectively, share the power to vote or to direct the vote and dispose or direct the disposition of the 1,480,181 shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

         (c)         Effective as of November 29, 2001, Sun NZ disposed of 1,505,402 shares of the Issuer’s Common Stock pursuant to a Stock Purchase Agreement, dated as of July 9, 2001, with Lipid Sciences, Inc., a Delaware corporation (“Lipid Sciences”). Concurrently, Lipid Sciences consummated an Agreement and Plan of Merger (the “Merger Agreement”) with NZ Corporation, providing for the merger of Lipid Sciences with and into NZ Corporation (the “Merger”), with NZ Corporation being the surviving corporation. Immediately after the consummation of the Merger, the Board of Directors of the Issuer authorized the cancellation of the 1,505,402 shares of Common Stock acquired by Lipid Sciences pursuant to the Stock Purchase Agreement.

         As a condition to the Merger, the stockholders of NZ Corporation approved proposals to amend NZ Corporation’s Articles of Incorporation to provide for the right of Sun NZ to nominate one-third of the number of NZ Corporation’s directors if the entire board of directors consists of nine or more persons or two directors if the entire board of directors consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to own a certain minimum number of NZ Corporation’s shares of Common Stock.

         As a condition to the Merger, the stockholders of NZ Corporation approved a proposal to elect Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham, and Gary S. Roubin, all of whom were

CUSIP No. 53630P 10 1	13D	Page 6 of 7 Pages

previously directors of Lipid Sciences, together with Messrs. William A. Pope and Frank M. Placenti, as nominees of Sun NZ, as directors of Lipid Sciences. These persons took office on November 29, 2001, the effective date of the Merger.

         (d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Issuer’s Common Stock.

         (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         As described above in Item 5, on July 9, 2001, Sun NZ entered into a Stock Purchase Agreement with Lipid Sciences, pursuant to which Sun NZ agreed to sell shares of NZ Corporation’s Common Stock to Lipid Sciences. More specifically, Sun NZ agreed to sell 1,505,402 shares (the “Purchased Shares”) of NZ Corporation’s Common Stock to Lipid Sciences at a price per share of $8.00, for an aggregate purchase price of $12,043,216. The closing of the Stock Purchase Agreement and the Merger took place on November 29, 2001. Immediately after the consummation of the Merger, the Board of Directors of the Issuer authorized the cancellation of the 1,505,402 shares of Common Stock acquired by Lipid Sciences pursuant to the Stock Purchase Agreement.

         Under the terms of the Stock Purchase Agreement, so long as Sun NZ beneficially owns 500,000 shares of the Issuer’s Common Stock, Sun NZ will have the right to nominate one-third of the number of the Issuer’s directors if the entire board of directors consists of nine or more persons or two directors if the entire board of directors consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to own a certain minimum number of the Issuer’s Common Stock. Additionally, under the terms of the Merger Agreement, so long as Sun NZ has the right to nominate at least one person for election as a director of the Issuer’s board, at least one member of any committee of the Issuer’s board must be a director that is serving on the board and has been nominated by Sun NZ.

         Copies of the Stock Purchase Agreement and the Merger Agreement were included as Exhibits 1 and 2, respectively, to Amendment No. 2. To the best of the Reporting Persons’ knowledge, except as described in this Amendment No. 3, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Amendment No. 2 and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

         Exhibit 1    Joint Filing Agreement

CUSIP No. 53630P 10 1	13D	Page 7 of 7 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William A. Pope

Sun NZ, L.L.C.

By: William A. Pope

For Sun NMA, Inc.

Managing Member

Date:	December 11, 2001

/s/ William A. Pope

Sun NMA, Inc.

By: William A. Pope

President

Date:	December 11, 2001

/s/ William A. Pope

William A. Pope

Date:	December 11, 2001

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement